UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2010

AXA

(Translation of registrant's name into English)

25, AVENUE MATIGNON
75008 PARIS, FRANCE

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2 (b) under the Securities Exchange Act of 1934.
Yes ☐    No ☒

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

Incorporation By Reference

AXA's press releases furnished by the Registrant under this Form 6-K, except for all non-GAAP financial measures as such term is defined in Regulation G of the Securities Exchange Act of 1934, are incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-12872 and 333-12956), the Registration Statements on Form S-8 (File Nos. 333-160927, 333-152695, 333-145265, 333-136679, 333-128450, 333-118107, 333-118105, 333-118103, 333-109227, 333-104438, 333-99083, 333-91900, 333-75600, 333-70516, 333-12088, 333-9212, 333-08910 and 333-12944) and any other Registration Statement filed by the Registrant which shall by its terms automatically incorporate AXA's furnished 6-Ks. For the avoidance of doubt, the disclosure containing non-GAAP financial measures contained in the attached press releases are not incorporated hereby into any Registration Statement filed by the Registrant that allows for the incorporation by reference of each Form 6-K furnished to the SEC by the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(REGISTRANT)
By:	/s/ Denis Duverne
Name Denis Duverne
Title Head of Group Strategy, Finance and Operations and Member of the Management Board
Date: February 18, 2010

EXHIBIT INDEX

EXHIBITS	DESCRIPTION

99.1	Press Release issued on February 17, 2010 by AXA, announcing that its Supervisory Board approved proposed amendments to its Charter that will be submitted to a vote of shareholders at AXA's General Shareholders' Meeting on April 29, 2010.

99.2	Press Release issued on February 18, 2010 by AXA, announcing its consolidated earnings for the full year 2009.